UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2010

Commission File Number: 000-53826

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

GSME ACQUISITION PARTNERS I (“GSME”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING GSME SECURITIES, REGARDING ITS PROPOSED BUSINESS COMBINATION WITH PLASTEC INTERNATIONAL HOLDINGS LIMITED (“PLASTEC”), AS DESCRIBED IN THE REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K FILED BY GSME WITH THE SEC ON AUGUST 10, 2010, THE REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K FILED BY GSME WITH THE SEC ON SEPTEMBER 14, 2010, THE REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K FILED BY GSME WITH THE SEC ON SEPTEMBER 23, 2010 AND IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K (COLLECTIVELY, THE “FORM 6-K”). THE FORM 6-K, INCLUDING SOME OR ALL OF THE EXHIBITS THERETO, MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

COHEN & COMPANY SECURITIES, LLC (“COHEN”), THE REPRESENTATIVE OF THE UNDERWRITERS OF GSME’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN NOVEMBER 2009, HAS BEEN ENGAGED TO ASSIST GSME IN THESE EFFORTS PURSUANT TO WHICH IT WILL BE PAID A SUCCESS FEE OF $500,000, PLUS EXPENSES, UPON CONSUMMATION OF THE BUSINESS COMBINATION WITH PLASTEC.  GSME HAS ALSO ENGAGED CAPSTONE INVESTMENTS (“CAPSTONE”) TO ASSIST IT IN IDENTIFYING INVESTORS THAT MAY BE INTERESTED IN PURCHASING GSME’S SECURITIES AND REMAIN SHAREHOLDERS OF GSME FOLLOWING CONSUMMATION OF THE BUSINESS COMBINATION WITH PLASTEC, PURSUANT TO WHICH CAPSTONE WILL RECEIVE A FEE AND BE TRANSFERRED CERTAIN SECURITIES OF GSME BY COHEN.  ADDITIONALLY, COHEN AND THE OTHER UNDERWRITERS IN GSME’S IPO DEFERRED AN AGGREGATE OF $1,440,000 OF COMMISSIONS OWED TO THEM IN CONNECTION WITH THE IPO UNTIL THE CLOSING OF GSME’S BUSINESS COMBINATION.  IF THE BUSINESS COMBINATION WITH PLASTEC IS NOT CONSUMMATED AND GSME DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION BY MAY 25, 2011, SUCH DEFERRED UNDERWRITING COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE GSME SHAREHOLDERS UPON LIQUIDATION OF GSME’S TRUST ACCOUNT.  GSME, ITS DIRECTORS AND EXECUTIVE OFFICERS, COHEN AND CAPSTONE MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF GSME SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION.

SHAREHOLDERS OF GSME AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, GSME’S DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ GSME’S FINAL PROSPECTUS, DATED NOVEMBER 19, 2009, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE GSME OFFICERS AND DIRECTORS AND THEIR, AND COHEN’S, RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE BUSINESS COMBINATION. THE PROXY STATEMENT WILL BE MAILED TO GSME SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE BUSINESS COMBINATION. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: GSME ACQUISITION PARTNERS I, 762 WEST BEIJING ROAD, SHANGHAI, CHINA 200041. THE PROXY STATEMENT WILL ALSO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF A REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K AND, ONCE FILED, CAN BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Meeting Date and Record Date Set for Extraordinary General Meeting of Shareholders

GSME Acquisition Partners I (“GSME”) has announced that it will hold its extraordinary general meeting of shareholders on November 17, 2010 to consider and vote upon, among other matters, a proposal to approve the Amended and Restated Agreement and Plan of Reorganization with GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI), pursuant to which Plastec will become a wholly-owned subsidiary of GSME.  Shareholders of record at the close of business on October 15, 2010 will be entitled to attend the meeting and vote their shares, in person or by proxy.  GSME will distribute to such shareholders its proxy statement with respect to the matters to be addressed at the extraordinary general meeting in sufficient time to meet all applicable legal requirements.

A copy of the press release announcing the foregoing is included as Exhibit 99.1 to this Form 6-K.

Exhibits

Exhibit	Description

99.1	Press release, dated October 12, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:                      October 12, 2010

GSME ACQUISITION PARTNERS I

By:	/s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Chairman

By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer